On October 10, 2005, the Audit Committee of the Corporation’s Board of Directors and the Board accepted the resignation of PricewaterhouseCoopers LLP as auditors for the Funds.

The reports of PricewaterhouseCoopers LLP on the Funds’ financial statements for the past two years contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. In addition, during the Corporation’s two most recent fiscal years and through October 10, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the Funds’ financial statements for such years.

The Corporation has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether of not it agrees with the above Statements. A copy of such letter, dated February 27, 2006, is filed as Exhibit Q1 to this Form N-SAR.

On November 22, 2005, the Audit Committee recommended, and the Board approved, the appointment of Grant Thornton LLP, an independent registered public accounting firm, to audit the Funds’ 2005 financial statements, subject to completion of the terms of its engagement. Grant Thornton LLP was formally engaged as auditors of the Funds on December 21, 2005.